# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ProCap Financial, Inc., CIK 0002076163
CUSIP: 74277P105
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 600 LEXINGTON AVE., FLOOR 2, 600 LEXINGTON AVE., FLOOR 2, NEW YORK, New York (NY), 10022
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001595888-25-000159
Filed by CIK 0001595888

## Reporting persons
- JANE STREET GROUP, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,202,312.98; sole dispositive power 0; shared dispositive power 4,202,312.98; aggregate amount beneficially owned 4,202,312.98 (5% of the class)
  Comment: The reported holding includes 790,674.98 shares that can be acquired from convertible notes held by Jane Street Global Trading, LLC ("JSGT") and 1238 shares that can be acquired from warrants held by JSGT and Jane Street Capital, LLC ("JSC"). The convertible bond has a blocker provision preventing converstion for shares that would cause the holder to exceed 4.99% of the outstanding shares of the issuer. The % ownership calculation uses 84,214,688 outstanding shares which is based on (1) 83,422,775 shares outstanding as of February 12, 2026 as stated in the issuer's 10K filing on February 18, 2026 (2) 790,674.98 shares acquirable through convertible notes held by JSGT; and (3) 1238 shares acquirable through warrants held by JSGT and JSC.
- Jane Street Capital, LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 266,390; sole dispositive power 0; shared dispositive power 266,390; aggregate amount beneficially owned 266,390 (0.3% of the class)
  Comment: The reported holding includes 1143 shares that can be acquired from warrants held by Jane Street Capital, LLC ("JSC"). The % ownership calculation uses 84,214,688 outstanding shares which is based on (1) 83,422,775 shares outstanding as of February 12, 2026 as stated in the issuer's 10K filing on February 18, 2026 (2) 790,674.98 shares acquirable through convertible notes held by JSGT; and (3) 1238 shares acquirable through warrants held by JSGT and JSC.
- Jane Street Options, LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 800; sole dispositive power 0; shared dispositive power 800; aggregate amount beneficially owned 800 (0% of the class)
  Comment: The % ownership calculation uses 84,214,688 outstanding shares which is based on (1) 83,422,775 shares outstanding as of February 12, 2026 as stated in the issuer's 10K filing on February 18, 2026 (2) 790,674.98 shares acquirable through convertible notes held by JSGT; and (3) 1238 shares acquirable through warrants held by JSGT and JSC.
- Jane Street Global Trading, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,935,122.98; sole dispositive power 0; shared dispositive power 3,935,122.98; aggregate amount beneficially owned 3,935,122.98 (4.7% of the class)
  Comment: The reported holding includes 790,674.98 shares that can be acquired from convertible notes held by Jane Street Global Trading, LLC ("JSGT") and 95 shares that can be acquired from warrants held by JSGT . The convertible bond has a blocker provision preventing converstion of shares that would cause the holder to exceed 4.99% of the outstanding shares of the issuer. The % ownership calculation uses 84,214,688 outstanding shares which is based on (1) 83,422,775 shares outstanding as of February 12, 2026 as stated in the issuer's 10K filing on February 18, 2026 (2) 790,674.98 shares acquirable through convertible notes held by JSGT; and (3) 1238 shares acquirable through warrants held by JSGT and JSC.

## Item 1. Issuer
Name of issuer: ProCap Financial, Inc.
Address of issuer's principal executive offices: 600 LEXINGTON AVE., FLOOR 2, 600 LEXINGTON AVE., FLOOR 2, NEW YORK, NEW YORK, 10022.

## Item 2. Person Filing
Name of person filing:
Jane Street Group, LLC;
Jane Street Capital, LLC;
Jane Street Options, LLC;
Jane Street Global Trading, LLC;
Address of principal business office or, if none, residence:
Jane Street Group, LLC
250 Vesey Street
6th Floor
New York, NY 10281

Jane Street Capital, LLC
250 Vesey Street
6th Floor
New York, NY 10281

Jane Street Options, LLC
250 Vesey Street
6th Floor
New York, NY 10281

Jane Street Global Trading, LLC
250 Vesey Street
6th Floor
New York, NY 10281
Citizenship: See Item 4 of Cover Page

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 4,202,312.98
Percent of class: 5.0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 4,202,312.98
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 4,202,312.98

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
Subsidiary
Jane Street Capital, LLC
Jane Street Options, LLC
Jane Street Global Trading, LLC

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- JANE STREET GROUP, LLC: /s/ Jeremy Kahn, Jeremy Kahn (Authorized Signatory) (05/11/2026)
- Jane Street Capital, LLC: /s/ Jeremy Kahn, Jeremy Kahn (Authorized Signatory) (05/11/2026)
- Jane Street Options, LLC: /s/ Jeremy Kahn, Jeremy Kahn (Authorized Signatory) (05/11/2026)
- Jane Street Global Trading, LLC: /s/ Jeremy Kahn, Jeremy Kahn (Authorized Signatory) (05/11/2026)